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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*



                        Hotel Reservations Network, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    441451101
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                                 (CUSIP Number)

                                  March 5, 2001
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule
is filed:                                                     [ ] Rule 13d-1(b)
                                                              [X] Rule 13d-1(c)
                                                              [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            Person Authorized to Receive Notices and Communications:

      Darrel A. Rice, Esq.                           David S. Reid, Esq.
      Haynes and Boone, LLP                          Travelocity.com Inc.
      901 Main Street, Suite 3100                    15100 Trinity Blvd.
      Dallas, Texas 75202                            Fort Worth, Texas 76155
      (214) 651-5000                                 (817) 785-8212

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                                  SCHEDULE 13G


CUSIP No. - 441451101                                          Page 2 of 6 Pages
---------------------                                               --   --

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      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                       Travelocity.com L.P., a Delaware limited partnership 75-2855112
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                        (b) [ ]

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      3       SEC USE ONLY


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      4       CITIZENSHIP OR PLACE OR ORGANIZATION

                       Delaware
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                                      5      SOLE VOTING POWER

                                                      1,773,390

           NUMBER OF             -----------------------------------------------
             SHARES                   6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
              EACH               -----------------------------------------------
           REPORTING                  7      SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    1,773,390
                                 -----------------------------------------------
                                      8      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,773,390
--------------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES                                                        [ ]


--------------------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                          9.83%
--------------------------------------------------------------------------------
     12                TYPE OF REPORTING PERSON

                                          PN
--------------------------------------------------------------------------------


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                                                               Page 3 of 6 Pages
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Item 1(a)         Name of Issuer:

                  Hotel Reservations Network, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  8140 Walnut Hill Lane
                  Dallas, Texas 75231

Item 2(a)         Names of Persons Filing:

                  Travelocity.com L.P.

Item 2(b)         Addresses of Principal Business Offices:

                  15100 Trinity Boulevard
                  Fort Worth, Texas 76155

Item 2(c)         Citizenship:

                  Delaware

Item 2(d)         Title of Class of Securities:

                  Class A Common Stock, par value $.01 per share

Item 2(e)         CUSIP Number:

                  441451101

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                                                               Page 4 of 6 Pages
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Item 3            Status of Persons Filing:

                  (a)    [ ] Broker or dealer registered under section 15 of the
                             Act (15 U.S.C. 78o);
                  (b)    [ ] Bank as defined in section 3(a)(6) of the Act (15
                             U.S.C. 78c);
                  (c)    [ ] Insurance company as defined in section 3(a)(19) of
                             the Act (15 U.S.C. 78c);
                  (d)    [ ] Investment company registered under section 8 of
                             the Investment Company Act of 1940 (15 U.S.C.
                             80a-8);
                  (e)    [ ] An investment adviser in accordance with Section
                             240.13d-1(b)(1)(ii)(E);
                  (f)    [ ] An employee benefit plan or endowment fund in
                             accordance with Section 240.13d-1(b)(1)(ii)(F);
                  (g)    [ ] A parent holding company or control person in
                             accordance with Section 240.13d-1(b)(1)(ii)(G);
                  (h)    [ ] A savings association as defined in Section 3(b) of
                             the Federal Deposit Insurance Act (12 U.S.C. 1813);
                  (i)    [ ] A church plan that is excluded from the definition
                             of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
                  (j)    [ ] Group, in accordance with Section
                             240.13d-1(b)(1)(ii)(J).

Item 4            Ownership:

                  The information in items 1 and 5 through 11 on the cover page (p. 2) of this Schedule 13G is hereby incorporated by reference. Travelocity.com Inc. and Travelocity Holdings, Inc. are the general partners of Travelocity.com L.P. and may therefore be deemed the beneficial owners of the reported shares of common stock of Hotel Reservations Network, Inc. issued in the name of Travelocity.com L.P.

Item 5            Ownership of 5% or Less of a Class:

                  Not applicable.

Item 6            Ownership of More than 5% on Behalf of Another Person:

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.


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                                                               Page 5 of 6 Pages
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Item 8            Identification and Classification of Members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                                               Page 6 of 6 Pages
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2001


                                             TRAVELOCITY.COM, L.P.

                                             By:    Travelocity Holdings, Inc.,
                                                    its general partner


                                                    By:  /s/ Ramesh Punwani
                                                         ----------------------
                                                         Ramesh Punwani
                                                         Executive Vice
                                                           President and
                                                         Chief Financial Officer